Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
(in millions, except ratio to earnings (loss) to fixed charges)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$314	$349	$453	$488	$487
Amortization of debt issue expense	4	3	13	2	1
Estimated interest within rental expense	7	7	7	7	7
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—
Total fixed charges	$325	$359	$473	$497	$495

Earnings:
Income (loss) before income taxes less equity in income (loss) of investments	$449	$191	$(132)	$187	$(2)
Fixed charges	325	359	473	497	495
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—
Earnings (loss)	$774	$550	$341	$684	$493
Ratio of earnings (loss) to fixed charges	$2.39	$1.53	$0.72	$1.38	$1.00
Excess (deficiency) of earnings (loss) to fixed charges	$449	$191	$(132)	$187	$(2)
The ratio of earnings (loss) to fixed charges is computed by dividing fixed charges into income (loss) before income taxes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.